

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 4, 2016

Via E-mail
William C. Mills III
Chief Executive Officer
Stereotaxis, Inc.
4320 Forest Park Avenue, Suite 100
St. Louis, Missouri 63108

> **Re: Stereotaxis, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2016**
> **File No. 333-214255**

Dear Mr. Mills:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Todd M. Kay, Esq.
        Bryan Cave LLP